DLA Piper LLP (US) 555 Mission Street, Suite 2400 San Francisco, California 94105-2933 www.dlapiper.com Jeffrey C. Selman jeffrey.selman@us.dlapiper.com T 415.615.6095 F 415.659.7465

May 6, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Tim Buchmiller
Celeste Murphy
Tracey McKoy
Daniel Gordon

Re:	GigCapital2, Inc.
Registration Statement on Form S-4
Amendment No. 3 Filed April 28, 2021
File No. 333-252824

Ladies and Gentlemen:

This letter responds to the comment letter (the “Fourth Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated May 5, 2021, to Dr. Raluca Dinu, Chief Executive Officer and President of GigCapital2, Inc. (“GigCapital2” or the “Company”) regarding Amendment No. 3 to the Registration Statement on Form S-4 filed April 28, 2021 (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments.

This letter sets forth each comment of the Staff in the Fourth Comment Letter and, following the comment, sets forth the Company’s response.

Amendment No. 3 to Form S-4 filed April 28, 2021

Risk Factors, page 62

1.

We note the risk factor in your Form 10-K/A filed on April 21, 2021 entitled “Certain of our warrants are being accounted for as a warrant liability and are being recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of our Common Stock...” Please tell us why it would not be appropriate to include similar risk factor disclosure in this filing, to the extent applicable, or revise your disclosure as appropriate.

In response to the Staff’s comment, the Company has revised its risk factor disclosure on pages 110-111 of the Amended Registration Statement to include the referenced risk factor.

May 6, 2021

Page Two

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Amended Registration Statement. Please do not hesitate to contact Brad Rock at (415) 836-2598 or myself at (415) 615-6095 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

Partner